Filed by Catellus Development Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Catellus Development Corporation

Commission File No. 0-18694

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On March 3, 2003, we issued a press release announcing that our Board of Directors has authorized the company to restructure its business operations in order to qualify as a real estate investment trust, effective January 1, 2004. The text of the press release follows.

NEWS RELEASE

CATELLUS TO REORGANIZE AS REIT

SAN FRANCISCO, CALIFORNIA (March 3, 2003)—Catellus Development Corporation (NYSE: CDX) today announced that its Board of Directors has authorized the company to restructure its business operations in order to qualify as a real estate investment trust (“REIT”), effective January 1, 2004. The REIT conversion, which is subject to shareholder approval, is intended to provide investors with a stable cash return from Catellus’ predominantly industrial rental portfolio, while continuing to offer growth opportunities through the company’s proven development skills.

“Today’s announcement represents the logical next step for Catellus and creates a great opportunity for our company and our shareholders,” said Nelson Rising, chairman and chief executive officer of Catellus. “The current management team has spent the past several years profitably transforming what was one of the country’s largest land portfolios into predominantly industrial rental property and capital that has been reinvested back into our business. As this stage of our growth nears completion, we are adopting a more sharply focused business strategy to be executed within a REIT structure. We expect our shareholders to benefit from a stable dividend generated by our high quality industrial rental portfolio and enhanced by the tax efficiency of the REIT structure. We expect to grow this dividend over time by the strategic application of our proven development skills and the recycling of surplus capital from our urban and residential activities.”

The company will provide to shareholders a one-time distribution of pre-REIT earnings and profits (“E&P”), currently projected to be approximately $100 million in cash and $200 million in common stock. Additionally, and subject to final Board approval, the company anticipates that it will begin to pay a quarterly dividend, while still operating under its C corporation status, commencing with a dividend for the third quarter 2003 of approximately $0.30 per existing share. Following the REIT conversion, which is also subject to final Board approval, the company anticipates that it will continue to pay a quarterly dividend of approximately $0.30 per share on pre-split shares.

Increased Focus on Industrial Property Operations and Development

Mr. Rising said that the company plans to transition its operating strategy to focus increasingly on industrial real estate. “The success of our development program over the last several years positions us with strong and stable cash flows from a newly developed rental portfolio of lower-risk, higher-return industrial properties. We intend to strengthen this position by focusing on our competitive advantage: utilizing our proven set of development skills to build industrial properties to add to our income producing portfolio,” Mr. Rising added.

At December 31, 2002, Catellus’ portfolio of rental properties, which totaled approximately 37 million square feet, was 94.5 percent occupied. During 2002, the company developed and added to its rental portfolio approximately 6.4 million square feet of predominantly industrial buildings. At year-end, approximately 3.3 million square feet of property was under development, of which approximately 1.9 million square feet will be added to the company’s rental portfolio.

Catellus to Continue With Existing Mixed-Use Development Projects

Catellus plans to continue its mixed-use development projects currently underway. In particular, the company will continue to manage the Mission Bay development in San Francisco, Los Angeles Union Station, Santa Fe Depot in San Diego, Pacific Commons in Fremont, California, the redevelopment of the Robert Mueller Airport in Austin, Texas, and the redevelopments of the Los Angeles Air Force Base in El Segundo, California, and the Alameda Naval station in Alameda, California.

“We’re proud of the landmark development projects we have underway in a geographically diverse mix of communities in the western United States,” Mr. Rising said. “Each of these projects offers unique economic, cultural, and job-creating benefits to the communities with which we’ve partnered. We expect to continue to be a good partner in managing these projects, and to generate capital that will be recycled back into our business.”

Decision, Timing and Structure

The company’s Board of Directors and management, together with Morgan Stanley, as the company’s financial advisor, conducted a comprehensive review of alternative strategic directions before the Board unanimously approved the proposed REIT conversion. The Board’s considerations included, among others, the substantial free cash flow generated by the company’s existing operations, the capital efficiency of the company’s business model going forward, the fact that development activities are becoming a smaller percentage of operations and now fit within a taxable REIT subsidiary, and the tax efficiency under a REIT structure.

The plan to adopt REIT status is subject to approval by a majority vote of the company’s shareholders. The company plans to present the REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the third quarter of 2003. The company will soon file a preliminary proxy statement/prospectus with the Securities & Exchange Commission that will provide more detailed information to the shareholders regarding the REIT conversion. In the meantime, the company has filed with the Commission information that summarizes certain aspects of the REIT conversion. After shareholder approval, and subject to final Board approval, the company expects the REIT conversion to be effective on January 1, 2004.

Following the REIT conversion, Catellus intends to operate as an umbrella partnership real estate investment trust (“UPREIT”), with wholly owned taxable REIT subsidiaries (“TRS”). The company’s assets and activities associated with rental property and mortgage debt, including industrial land on which property is slated to be developed and added to the existing rental portfolio, will be held in and operated from a newly formed umbrella partnership of which the REIT will be the general partner. The TRS will hold those assets identified as “development for sale,” including urban and residential land, and development joint ventures. TRS income will flow to the umbrella partnership where it will contribute to distributable income or be reinvested into the company’s core business.

The planned UPREIT structure should enhance Catellus’ competitive advantage for real estate opportunities by allowing the company to acquire real estate assets for operating partnership units, providing property owners with a tax-efficient mechanism to convert their real estate into a current income paying instrument in the form of a partnership unit.

Special Distribution and Dividend Rate

As part of the REIT conversion and in order to be eligible to elect REIT status, the company will provide to shareholders a special, one-time distribution of its pre-REIT earnings and profits, taxable to the extent of the E&P. The company projects the special distribution will be approximately $100 million in cash and $200 million in stock. The company has requested a private letter ruling from the Internal Revenue Service which will allow the limitation of the cash portion of the distribution to a maximum of $100 million in order to retain sufficient capital for Catellus’ business plan while still providing a cash option for shareholders. For accounting purposes, the stock portion of the distribution will effectively be treated in a manner similar to a stock dividend or split, although taxable, and hence will increase shares outstanding on both a historical and prospective basis. As a result, the stock portion of the distribution will have no material effect on historical or future per share growth rates.

REITs are required to distribute to their shareholders at least 90% of their REIT taxable income, and Catellus plans to provide a dividend that reflects its strong cash flow. The company anticipates, subject to Board approval, that it will begin to pay a quarterly dividend of $0.30 per existing share of common stock, while it is still under its current status as a C-corporation, commencing with a dividend for the third quarter of 2003. The actual amount of the third and fourth quarter 2003 dividends to be declared by the Board of Directors will depend on the company’s financial condition and earnings. After the REIT conversion, the anticipated quarterly dividend rate initially will be approximately $0.30 per share on pre-split shares.

2003 Outlook

Catellus projects that it will make certain decisions in 2003 to position the company’s business operations in order for Catellus to qualify as a REIT beginning January 1, 2004.

Absent non-recurring REIT conversion items, including approximately $15.0 million in cash costs, the company estimates that earnings per share (“EPS”) should grow by approximately 10% in 2003 over 2002. As a result of the conversion, Catellus will no longer report EBDDT, but will continue to use EPS as its primary earnings measure and the statement of consolidated cash flow as its primary cash flow measure.

The company will adopt and use Funds From Operations (“FFO”), based on the National Association of Real Estate Investment Trusts’ (“NAREIT”) definition, as a supplemental measure after the REIT conversion. Unlike EBDDT, FFO excludes gains from rental portfolio sales, as well as residential and urban land sales. On a pro-forma basis, and under an assumption that Catellus was operating under a REIT structure in 2003, the company anticipates pro-forma FFO per share of $1.50-1.55 for the year 2003, and future growth in the range of 6-9%.

About Catellus

Catellus Development Corporation is a publicly traded real estate development company that owns and operates approximately 37 million square feet of predominantly industrial property in many of the country’s major distribution centers and transportation corridors. The company’s principal objective is sustainable, long-term growth in earnings, which it seeks to achieve by applying its strategic resources: a lower-risk/higher-return rental portfolio, a focus on expanding that portfolio through development, and the deployment of its proven land development skills to select opportunities where it can generate profits to recycle back into its business. More information on the company is available at www.catellus.com.

Except for historical matters, the matters discussed in this release are forward-looking statements. Forward-looking statements include, but are not limited to, statements about plans, opportunities, and development. Catellus intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements, and are including this statement for purposes of complying with these safe harbor provisions. In some cases you can identify forward-looking statements by terms such as “expect,” “intend,” “believe,” “should,” “project,” “plan,” by the negative of these terms, and by similar expressions. We caution you not to place undue reliance on these forward-looking statements, which reflect Catellus’ current beliefs and are based on information currently available to us. We do not undertake any obligation to revise these forward-looking statements to reflect future events, changes in circumstances, or changes in belief, except as may be required by law.

These forward-looking statements are subject to risks and uncertainties that could cause Catellus’ actual results, performance or achievements to differ materially from those expressed in or implied by these statements. In particular, among the factors that could cause actual results to differ materially include, without limitation, statements related to the proposed REIT conversion, including Catellus’ ability to obtain required consents of shareholders, lenders, debt holders, partners and ground lessors of Catellus and its affiliates and of other third parties in connection with the REIT conversion and to consummate all of the transactions constituting part of the REIT conversion; the timing of the REIT conversion; the ability of Catellus to satisfy complex rules in order to qualify for taxation as a REIT for federal income tax purposes and to operate effectively within the limitations imposed by these rules; the potential effects of proposed tax legislation; the ability of Catellus to increase land inventory or third party development operations because of federal tax limitations affecting the use of TRS; and the ability of Catellus to transition its operating strategy to increase focus on industrial development. Additionally, factors that could cause actual results to differ materially include, without limitation: changes in the real estate market or in general economic conditions, including a worsening economic slowdown or recession; product and geographical concentration; industry competition; availability of financing and changes in interest rates and capital markets; changes in insurance markets; discretionary government decisions affecting the use of land, and delays resulting therefrom; changes in the management team; weather conditions and other natural occurrences that may affect construction or cause damage to assets; changes in income taxes or tax laws; liability for environmental remediation and changes in environmental laws and regulations; failure or inability of third parties to fulfill their commitments or to perform their obligations under agreements; failure of parties to reach agreement on definitive terms or to close transactions increases in the cost of land and construction materials and availability of properties for future development; limitations on, or challenges to, title to Catellus’ properties; risks related to the financial strength of joint venture projects and co-owners changes in policies and practices of organized labor groups; shortages or increased costs of electrical power; other risks inherent in the real estate business; acts of war, other geopolitical events or terrorist activities that could adversely affect any of the above factors; and other risks detailed from time to time in the filings of Catellus with the Securities and Exchange Commission. While Catellus believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, it can give no assurance that its performance or other expectations will be attained, that the REIT conversion described herein will be consummated or that the terms of the REIT conversion or the timing or effects thereof will not differ materially from those described herein.

Additional Information and Where To Find It

Information contained in this press release is not a substitute for the proxy statement/prospectus that Catellus intends to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, ABOUT CATELLUS AND THE PROPOSED TRANSACTION. The proxy statement/prospectus and other documents which will be filed by Catellus with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Catellus Development Corporation at 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com.

Catellus, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Catellus and their ownership of Catellus stock is set forth in the proxy statement for Catellus’ 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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Contacts:
Margan Mitchell	Minnie Wright
Corporate Communications	Investor Relations
(415) 974-4616	(415) 974-4649